March 15, 2010
Mr. John Hartz
Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, NW, Stop 4631
Washington, DC 20549

RE:	Nordson Corporation Form 10-K for the fiscal year ended October 31, 2009 File No. 0-7977
Dear Mr. Hartz:
The following is in response to the comments made upon your review of our filings.
General
Issue:
1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.
Intellectual Property, page 5
Issue:
2.	Please discuss the importance, duration and effect of all intellectual property. We note the risk factor disclosure regarding the importance to your business of your intellectual property. Please refer to Item 101(c)(iv) of Regulation S-K.
Response: The following discussion will form the basis of our disclosure in future Form 10-K reports:
Our intellectual property portfolios include valuable patents, trade secrets, know-how, domain names, trademarks and trade names. As of October 31, 2009, we held 331 United States patents and 715 foreign patents and had 170 United States patent applications and 733 foreign patent applications pending, but there is no assurance that any patent application will be issued. We continue to apply for and obtain patent protection for new products on an ongoing basis.

Letter to U.S. SEC From: Nordson Corporation	Page 2	March 15, 2010
Patents covering individual products extend for varying periods according to the date of filing or grant and legal term of patents in various countries where a patent is obtained. Our current patent portfolio has expiration dates ranging from April 2010 to December 2027. The actual protection a patent provides, which can vary from country to country, depends upon the type of patent, the scope of its coverage, and the availability of legal remedies in each country. We believe, however, that the duration of our patents generally exceeds the life cycles of the technologies disclosed and claimed in the patents.
We believe our trademarks are an important asset and we aggressively manage our brands. We also own a number of trademarks in the United States and foreign countries, including registered trademarks for Nordson, Asymtek, ColorMax, Control Coat, EFD, March and Saturn and various common law trademarks which are important to our business, inasmuch as they identify Nordson and our products to our customers. As of October 31, 2009, we had a total of 978 trademark registrations in the United States and in various foreign countries.
We rely upon a combination of nondisclosure and other contractual arrangements and trade secret laws to protect our proprietary rights and also enter into confidentiality and intellectual property agreements with our employees that require them to disclose any inventions created during employment, convey all rights to inventions to us, and restrict the distribution of proprietary information.
We protect and promote our intellectual property portfolio and take those actions we deem appropriate to enforce our intellectual property rights and to defend our right to sell our products. Although in aggregate our intellectual property is important to our operations, we do not believe that the loss of any one patent, trademark, group of related patents or trademarks would have a material adverse effect on our results of operations or financial position of our overall business.
Item 1A. Risk Factors, page 7
Issue:
3.	Please remove the sentences “The risks that we highlight below are not the only ones that we face. Additional risks and uncertainties that we do not presently know about or that we currently believe will be immaterial may also affect our business.”
Response:
We will remove these sentences from future Form 10-K filings.

Letter to U.S. SEC	Page 3	March 15, 2010
From: Nordson Corporation
Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 29
Issue:
4.	We note your disclosure on page 30 indicates that under the terms of your credit facility, you are required to maintain certain ratios including total indebtedness to consolidated trailing EBITDA and consolidated trailing EBITDA to consolidated trailing interest expense. If it becomes reasonably likely that you may not comply with any material convenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Questions 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.
Response:
At October 31, 2009, we were well within all of our material debt covenants, and at this time we do not anticipate violating them. If, in the future, it becomes reasonably likely that we will not be in compliance with our covenants, we will make the disclosures you suggest.
Financial Statements
Note 1 — Significant Accounting Policies Property, Plant and Equipment and Depreciation, page 39
Issue:
5.	Please disclose the line item(s) in which you include depreciation and amortization, as well as amounts included in each line item for each period presented. If you do not allocate depreciation and amortization to cost of sales, please revise your presentation on the face of your statements of income and throughout the filing to comply with SAB Topic 11:B.

Letter to U.S. SEC	Page 4	March 15, 2010
From: Nordson Corporation
Response:
Our depreciation expense is included in cost of sales and selling and administrative expenses. For clarification, we will make this statement in future Form 10-K filings. SAB Topic 11:B does not apply to us.
Note 17 — Goodwill and Other Intangible Assets, page 68
Issue:
6.	Please disclose the weighted average amortization period for all major intangible asset class subject to amortization as required by FASB ASC 350-30-50-1(a)(3).
Response:
In future Form 10-K filings, we will disclose the weighted average amortization period for all major intangible asset classes subject to amortization.
In connection with responding to your comments, the company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

By:	/s/ Gregory A. Thaxton
Gregory A. Thaxton
Vice President, Chief Financial Officer